Consolidated Communications Holdings, Inc.	Exhibit 12.1
Statement of Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Historical					Pro Forma
						Year Ended
	Year Ended December 31,					December 31,
	2012	2011	2010	2009	2008	2012

Earnings:
Income before income taxes	$7,607	$41,827	$42,143	$38,334	$12,766	$16,880

Fixed charges	74,041	50,236	51,966	59,354	68,060	83,011

Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	(791)	(911)	(892)	(1,150)	(1,283)	(791)
TOTAL EARNINGS	$80,857	$91,152	$93,217	$96,538	$79,543	$99,100

Fixed Charges:
All interest charges, whether expensed or capitalized	$66,734	$48,125	$49,566	$56,716	$65,228	$79,397

Amortization of debt issue costs and discount or premium relating to indebtedness, whether expensed or capitalized	6,360	1,411	1,293	1,275	1,431	2,351

Interest portion of rental expense	947	700	1,107	1,363	1,401	1,263
TOTAL FIXED CHARGES	$74,041	$50,236	$51,966	$59,354	$68,060	$83,011

RATIO OF EARNINGS TO FIXED CHARGES	1.09	1.81	1.79	1.63	1.17	1.19